U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                           ---------------------------

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                  GAMECOM, INC.
                 (Name of Small Business Issuer in Its Charter)

            NEVADA                                               93-1207631
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

           440 NORTH CENTER
           ARLINGTON, TEXAS                                        76011
(Address of Principal Executive Offices)                         (Zip Code)

                                 (817) 265-0440
              (Registrant's Telephone Number, Including Area Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: (None) SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                     Common Stock, par value $.005 per share
                                (Title of Class)

                                TABLE OF CONTENTS

PART I
Item 1    Description of Business.
Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.
Item 3    Description of Property.
Item 4    Security Ownership of Certain Beneficial Owners and Management.
Item 5    Directors, Executive Officers, Promoters and Control Persons.
Item 6    Executive Compensation.
Item 7    Certain Relationships and. Related Transactions.
Item 8    Description of Securities.

PART II
Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.
Item 2    Legal Proceedings.
Item 3    Changes In and Disagreements With Accountants.
Item 4    Recent Sales of Unregistered Securities.
Item 5    Indemnification of Directors and officers.

PART F/S
Financial Statements.

PART III
Item 1    Index to Exhibits.
Item 2    Description of Exhibits,


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

PART I

ITEM I DESCRIPTION OF BUSINESS

BUSINESS OVERVIEW

      GameCom, Inc. ("GameCom" or the "Company") was organized in 1996 to operate theme concept microbrewery restaurants. In 1997, the Company acquired First Brewery of Dallas, Inc., which operated the former Hubcap Brewery & Kitchen of Dallas, Texas (later renamed The Schooner Brewery(TM) brewpub). As a result of several factors, including relatively strict laws that apply to craft brewers in Texas, GameCom found it difficult to develop this initial business, and closed down its microbrewery operations in early 1999.

      In December of 1997, GameCom acquired all rights to 'Net GameLink(TM), an interactive entertainment system designed to allow a number of players to compete with one another in a game via an intranet or the Internet. Since closing its microbrewery operations GameCom has been devoting substantially all of its efforts to implementing the 'Net GameLink(TM) product.

      The Company maintains its principal office at 440 North Center, Arlington, Texas 76011, and its telephone number is (817) 265-0440.

INDUSTRY OVERVIEW

      The electronic gaming industry has experienced dramatic changes over the last several years. Beginning with games played by a single user on his own computer, electronic games have progressed from (i) play by two or more users on a single computer, to (ii) play by many users over an intranet, to (iii) simultaneous play by even more users from locations spread throughout the world via the Internet. These changes have brought about a rapid increase in the number of interactive electronic gamers. Pogo.com, one of the leading game enabling companies operating in the Internet electronic gaming sector, recently reported adding its 3.5 millionth member. Similar increases are being reported by other participants in that sector.

      Initial efforts to capitalize on the Internet interactive electronic games market were based on the assumption that players would be willing to pay directly to participate in these games. Pogo.com began with this business model but was unable to generate a sufficiently large group of paying customers to make the model profitable. Recent efforts in this area have instead been based on the media model, in which users do not pay for the service but the site operator sells access to the users to advertisers.

      Despite the success of Internet gaming companies, an element has been lost in the process of moving from the parlor to the individual user's screen -- the element of direct social interaction. The Company has found that people like to talk to each other while they play, and a computer screen is no substitute for face-to-face communication. Virtually all of the Internet gaming providers have created some means for the players to "chat" as they are playing by typing messages back and forth. But this is an inadequate substitute for the immediate presence of a live human being. Typing simply doesn't convey the excitement or nuances of meaning communicated by the human voice.

      In response to the desire of players for direct interaction, at least one company has constructed several large electronic gaming centers, and has announced its intention to build many others. Like the


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arcades frequently seen in suburban malls, these centers are intended to attract the hard-core electronic gamer who is seeking to play in a social environment. The Company's product is targeted at a market similar to that of the large electronic gaming centers, but is designed for smaller-scale and more widespread use in a neighborhood setting. The experience of the large electronic gaming centers has demonstrated that players are willing to pay to access electronic games in the company of others.

'NET GAMELINK(TM) SYSTEM

      The Company's 'Net GameLink(TM) system is designed for installation at a relatively modest cost in neighborhood arcade-like gaming centers and social bars. It consists of computers, a networking system, and specially-designed networked kiosks that allow the Company's patrons to play interactive 3D games with either other users at the same location or users at a remote location. The gamestations feature X86 compatible 3D-game hardware and software. Customers pay for their use of the system through a plastic debit card. Each card is prepaid and is credited with a certain amount of playing time.

Design Goals:

      In designing kiosks for its system, the Company's objectives were to remove the computer look and feel from the game play experience, use state of the art sound and video systems to further enhance game play, provide for connection to other kiosks at the same location through an intranet and connection to kiosks at other locations through the Internet, and provide a system that would be easy to change and update. In addition, the system had to be able to run most games on the market, permit easy access to the games by the user, and prevent the user from obtaining access to the computer's operating system. Selection of components for the system was based on performance, reliability, and price, in that order.

Enclosure:

      The physical enclosure itself is 3 foot by 3 foot square and over six feet tall with full length windows on each closed side. The kiosk enclosure is open on one side and the windows allow the works of the systems to be seen. To further enhance the open look of the kiosk all enclosures are removed from the power supply and monitor. Each kiosk has three bays which are arranged vertically. All computer equipment is mounted in the upper bay. The mid bay is dedicated to the lighting controller/source and the lower bay holds a sub-woofer speaker, A/C wiring and un-interruptible power source. The kiosk is made from high grade particle board and all corners are machined and rounded. Game controls are mounted on two shelves in the front of the enclosure. The lower shelf is made of the same board has the enclosure and the top is made of clear plastic. Two handles provide support for the upper shelf and act as a light for the lower shelf.

Computer:

      The computer system is based on an AMD K6-III(R)/450 MHz processor. This is mounted on a Epox mother board with 128 megabytes of RAM. It uses the IDE interface and a 4.5-gigabyte hard drive. The network connection is supplied by a 3-Com 905b 100baseT card. A Creative Labs 16-megabyte accelerated video card connected to a 21 inch 27 dot pitch monitor supplies video. A Creative Labs Sound Blaster Alive sound card is used. The speakers are made by Altec Lansing and have two small high and mid range enclosures and a base and sub-base enclosure.


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Lighting:

      Lighting is supplied from a 150 watt light generator and distributed through a fiber optic light pipe array. The light generator has an integral dichromatic filter that causes the light color to shift a few times each minute. The mounting plates for the motherboard, magnetic card reader, and joystick are made of a plastic material that allow light to be injected that creates a glow around the edge. Edge light fiber optic cables are used to light the inside of the kiosk and also the motherboard mounting plate. Light pipes are also run to the handles on each side of the lower front shelf.

User interface:

      In its usual configuration, the kiosk provides for input through a keyboard, a mouse, and a joystick. The keyboard is a standard 101 key Keytronic black keyboard that is mounted on the lower shelf. The mouse is also black and is made by Keytronic. The joystick is a force feed back type manufactured by Microsoft. The joystick connections are external to the enclosure. This allows the joystick to be changed out for other types of game input devices. A magnetic card reader authenticates users and deducts the appropriate amount for the user's playing time. All input devices other than the magnetic card reader are not hard mounted for the convenience of the user.

System Software:

      The operating system software is Microsoft Windows 98. The standard TCP/IP stack is used for network connectivity. The interface software is written in Micromedia Director and the user database is written under MySql running under Redhat 6.0 LINUX. The games themselves are stored on an LINUX server running with SAMBA supplying the connectivity to the Windows environment.

Operation:

      Each kiosk is a network client of the LINUX server where all games are stored. When a user swipes his or her card through the card reader the software on the kiosk makes a request of the data base stored on the server. This data base maintains a record of the amount of time the user has bought and how much he or she has used. Once the user has been authenticated and the system has verified his remaining time, the server starts the timing clock for the kiosk and allows the user to select a game. When the user's time expires the kiosk shuts down the game. Each kiosk has a full time connection to the Internet and to the local network.

Interactivity:

      The Company's system provides for interactive play among gamers at a single location via an intranet or at widely dispersed locations via the Internet. Because the Company's system is intended to reach players wishing to play in a social setting, the Company expects that at least initially the system's capability to allow play among gamers at a single physical location through an intranet will be more significant than its ability to enable play on a worldwide basis. However, it seems likely that in the future games will be developed that permit teams of players at one location to compete against teams located elsewhere, and the system's Internet connection will permit such play without any modification to the system.


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

Installed Games:

      Each location will provide access to the user's choice of approximately 10 games at any time. The games to be offered on the Company's kiosks will not necessarily be different from those that an electronic gamer could purchase at his or her local computer store. Many gaming manufacturers are now offering their games in an interactive format. To a serious gamer, the appeal of the Company's system is likely to be the fact that the hardware components will be faster, bigger, louder, etc. than those he would have available in a home setting. For the novice, the physical attributes of the system, the stylistic kiosks, the fiber optic lighting, and the social atmosphere of playing interactive games on a physically interactive basis through an intranet is expected to be what he or she finds appealing.

      All locations will be accessible through the Company's computer and its home office, so that a constant evaluation of the popularity of the games available at a particular location can be continuously monitored. The games installed at each location will vary to some extent depending upon the amount of playing each receives as reported by the Company's centralized database. However, there will be a substantial overlap, since this is required in order to allow interactive play between widely dispersed locations. The 10 games for the Company's initial system were selected with the guidance of GT Interactive Software, a leading games manufacturer/distributor. Present arrangements called for payment of an annual royalty of $540 per game. However, the Company believes that as it becomes established in multiple locations it will be in a position to achieve a strategic alliance with one of the leading games manufacturers/distributors under which the Company would receive payment from the manufacturers/distributor in exchange for being in the exclusive supplier of games to the Company.

      The Company's first 'Net GameLink(TM) entertainment system was made available for public play at Who's on First? in New York City on July 16, 1999. On November 2, 1999, the Company moved this system to J. Gilligan's in Arlington, Texas to bring it closer to the Company's principal offices.

Sources of Revenue:

      The Company intends to provide its interactive electronic gaming service through a combination of Company-owned centers and through third parties such as social bars, which will purchase the system on the basis of a fixed initial fee and a continuing royalty. In addition, the Company expects revenue to be generated through the sale of advertising to companies who wish to reach the Company's demographic market. The Company anticipates that the cost of a system to third parties will be in the range of $6,500 to $7,000 per kiosk, including the server for each location. The Company anticipates a royalty based on the amount spent by patrons to actually play on the system equal to 40% of revenues and a royalty on the advertising generated by the system at each location equal to 50% of the advertising revenue paid to the operator.

COMPETITION

      The Company believes that its primary competition will be the large gaming centers being established by companies such as GameWorks. GameWorks was established by Sega Enterprises, Universal Studios, Inc. and DreamWorks SKG and was designed under the guidance of Steven Spielberg. GameWorks has far greater financial and technical resources than the Company and has


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created an entire establishment devoted to various forms of gaming, including virtual reality games. The Company intends to compete by providing more but smaller facilities that will be readily accessible in the gamer's immediate neighborhood, with the companionship of the gamer's neighbors, rather than requiring substantial travel to game among strangers.

MARKETING

      Until such time as the Company is in a position to raise significant amounts of additional capital, its capacity for producing 'NetGamelink(TM) systems will be severely limited, and its marketing efforts will be consistent with its production capacity. Initial marketing efforts are expected to consist of follow-ups by the Company's Director of Sales directed toward a limited number of individual and chain casual restaurant/bars, some of which have learned of the Company's system by observing it when it was installed at Who's on First in New York or later at J. Gilligan's Bar & Grill in Arlington, Texas. Longer range plans include production of a promotional video of the system for distribution to potential customers, use of live streaming video on the Company's Web site showing actual real-time use of the Company's system by patrons at J. Gilligan's, and an advertising campaign in leading restaurant/food industry publications. The Company intends to add additional marketing staff as required.

EMPLOYEES

      At September 30, 1999 the Company employed 4 persons. The Company considers relations with its employees to be satisfactory.

TRADEMARKS

      The Company has filed for federal registration of its 'Net GameLink(TM) trademark, and a patent application is pending for its network enabled gaming kiosk.

YEAR 2000 DISCLOSURE

      Until recently, computer programs were generally written using two digits rather than four to define the applicable year. Accordingly, such programs may be unable to distinguish properly between the year 1900 and the year 2000. The Company is entirely dependent upon software provided by others both for operation of its 'Net GameLink(TM) system and for its internal operations. In view of the Company's financial position and the anticipated scope of its operations over the next several months, it intends to limit its efforts in dealing with this problem to seeking assurance from its outside vendors prior to purchasing any additional hardware or software that their products will be Year 2000 compliant. Given the reliance on third-party information as it relates to their compliance programs and the difficulty of determining potential errors on the part of external service suppliers, no assurance can be given that the Company's systems or operations will not be affected by mistakes, if any, of third parties or third-party failures to complete their Year 2000 projects on a timely basis, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

      The Company does not have any contingency plans in place to address the failure of timely conversion of third-party systems in respect of the Year 2000 issue.


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

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

      Overview. The Company was capitalized in 1996 to develop, own, and operate theme brewpub/microbrewery restaurants. Until March of 1997 when the Company acquired, and July 1, 1997 when the Company began operating, the former Hubcap Brewery & Kitchen in Dallas, Texas, the Company had no operations or revenues and its activities were devoted solely to development. However, since the acquisition was accounted for as a pooling of interests, the results of operations of Hubcap Brewery & Kitchen were carried forward into the Company's financial statements and accordingly the 1997 financial statements reflect a full year of operations of that business.

      In January, 1999, the Company terminated its brewpub/microbrewery restaurant operations. Future revenues and profits will depend upon various factors, including market acceptance of 'Net GameLink(TM), and general economic conditions. The Company's present sole source of revenue is the future sale of 'Net GameLink(TM) systems and from associated royalties. There can be no assurances that the Company will successfully implement its expansion plans, including the 'Net GameLink(TM) entertainment concept. The Company also faces all of the risks, expenses, and difficulties frequently encountered in connection with the expansion and development of a new business. Furthermore, to the extent that the Company's expansion strategy is successful, it must manage the transition to multiple sites, higher volume operations, control of overhead expenses, and the addition of necessary personnel.

      Results of Operations.

      Fiscal year ended December 31, 1998 compared to fiscal year ended December 31, 1997.

      The Company had no revenues from the date of inception through July 1, 1997, when it began operating the former Hubcap Brewery & Kitchen, through its wholly-owned Texas subsidiary corporation, First Brewery of Dallas, Inc. However, as noted above, results for the year reflect operations of the acquired Company prior to the acquisition. Prior to July 1, 1997, the Company had received $391,351.00 in paid-in capital, and had incurred $237,478.54 in start-up, consulting, and legal expenses associated with the formation of the Company and its development activities.

      For the 12 months ended December 31, 1998, the Company, through its wholly-owned subsidiary, First Brewery of Dallas, Inc., had a net loss of $681,018, compared to a loss of $576,520 for the 12 months ended December 31, 1997. First Brewery of Dallas, Inc. ceased operations on January 10, 1999. Line by line comparisons of the individual items contributing to the Company's results for these two years is of little or no significance in view of the decision to terminate the Company's brewpub/microbrewery operations. Increases in revenues and the related increases in costs of sales from the 1997 to the 1998 fiscal years generally reflect the Company's moderate degree of success in expanding its restaurant operations. However, as the 1998 fiscal year drew to a close it became clear to the Company's management that Texas's liquor control laws were such that the Company would not be able to obtain approval for the microbrewery operations which it regarded as the key to achieving


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profitable operations. Probably the most significant items in the Statement of
Operations for the two years are the increase in interest expense from $12,776 in fiscal 1997 to $39,026 in fiscal 1998, reflecting an increased level of borrowing, primarily from shareholders., and the $132,545 provision taken in fiscal 1998 for losses from discontinued operations, reflecting the determination to shut down the brewpub/microbrewery activities. Interest expense is expected to be substantially lower for the immediate future as a result of the forgiveness of certain debt in connection with termination of the Company's brewpub/microbrewery operations in January, 1999 as described below, and the one-time issuance of stock in lieu of future interest as described under "Certain Transactions."

      Nine months ended September 30, 1999 compared to nine months ended September 30, 1998.

      These two periods are in no way comparable, since the nine months ended September 30, 1998 reflect the Company's unsuccessful efforts to develop its brewpub/microbrewery business, whereas the corresponding nine months of 1999 reflect a redirection of the Company's efforts from the discontinued business to the development of the Company's 'Net GameLink(TM) System. For the first nine months of 1999, the Company had essentially no revenues. Administrative costs of $224,381 for the nine months ended September 30, 1999 compared to $368,757 for the nine months ended September 30, 1998 reflect the $132,545 charge reflecting the decision in January, 1999 to terminate the brewpub/microbrewery operations. The Company recorded a $67,849 gain on the sale of equipment for the nine months ended September 30, 1999. This gain reflects the fact that, as described below, the guarantors of the Company's bank debt secured by that equipment foregave approximately $65,000 in indebtedness when they acquired the bank's security interest in that equipment upon payment of that indebtedness, and later disposed of the equipment to reimburse themselves for a portion of these payments. The reduction in interest charges for the nine months ended September 30, 1999 reflects an agreement by holders of that indebtedness to accept a one-time issuance of common stock in lieu of accrued and future interest.

      Liquidity and Capital Resources. As of September 30, 1999 the Company's liquidity position was extremely precarious. The Company had current liabilities of $908,780, including $524,111 in trade payables, most of which were overdue, short-term notes payable of $360,500, all of which were either demand indebtedness or were payable at an earlier date and were in default, and related accrued interest on the notes. Current assets available to meet those liabilities were only $4,709.

      To date the Company and First Brewery of Dallas I, Ltd., the predecessor to First Brewery of Dallas, Inc., the Company's wholly-owned Texas subsidiary corporation, met their capital requirements through capital contributions, loans from principal shareholders and officers, bank borrowings, and certain private placement offerings. At the time the operations of First Brewery of Dallas, Inc. were terminated, all of that subsidiary's assets were pledged to secure indebtedness to SecurityBank of Arlington, Texas. That indebtedness had been personally guaranteed by the Company's directors and by another individual. Upon termination of the brewpub/microbrewery operations the guarantors were required to repay that indebtedness to the bank, and upon such payment the bank assigned the Company's notes and the related security to the guarantors. The guarantors subsequently foregave the indebtedness and disposed of the assets securing the indebtedness to third parties at a loss.

      It is anticipated that the Company will in the near future place First Brewery into voluntary liquidation under Chapter 7 on the Bankruptcy Act. Upon the anticipated conclusion of that


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proceeding, the Company's consolidated balance sheet will be improved by the elimination of $431,111 in trade payables, as those amounts are owed solely by the subsidiary.

      Even with the expected elimination of the First Brewery indebtedness, the Company will be unable to continue its operations or to complete the development of its 'Net GameLink(TM) hardware in the absence of substantial additional financing. The Company is registering its outstanding common stock under the Securities Exchange Act of 1934 with a view toward making its equity securities more attractive to potential investors, but at the present time it has not completed any arrangements to obtain additional financing and there can be no assurance that it will be able to raise the necessary funds. In that connection, it should be noted that the Company intends to place its First Brewery of Dallas, Inc. subsidiary into voluntary bankruptcy. The Company is unable to predict the effect of the anticipated bankruptcy on its ability to raise additional funds to develop its gaming operations, but efforts to raise these funds could be adversely affected by the bankruptcy.

ITEM 3 - DESCRIPTION OF PROPERTY

      The Company's executive offices are located in Arlington, Texas, at the offices of Jones & Cannon, P.C. See "Certain Relationships and Related Transactions." Although the Company has not been charged rent for its office space, there is no assurance that these offices will remain sufficient for the Company's use, or that the gratis nature of this relationship will continue.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of September 30, 1999, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Shareholders' Name and Address            Number of Shares Owned      Percent

L. Kelly Jones                            1,766,980 (1)                15.75
440 North Center
Arlington, Texas 76011

Jim Poynter                                 737,260 (2)                 6.57
City Center Tower II
301 Commerce Street
Suite 1205
Fort Worth, Texas 76102

Kimberly Biggs                               42,460 (3)                 0.38
2414 Green Willow Court
Arlington, Texas 76001


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John Aleckner                               347,400 (4)                 3.10
1901 Rockcliff Court
Arlington, Texas 76012

All Officers and Directors

As a Group (4 Persons)                    2,894,100 (1) (2) (3) (4)    25.80

      ----------------------------------------------

(1) Excludes incentive conditional options to purchase 833,000 shares of Common Stock for $4,165.00, which are not exercisable within 60 days. The Company is obligated to redeem 591,622 of these shares for a nominal amount, which would reduce Mr. Jones's ownership to 10.48%.

(2) Excludes incentive conditional option to purchase 333,000 shares of Common Stock for $1665.00 which is not exercisable within 60 days. The Company is obligated to redeem 287,531 of these shares for a nominal amount, which would reduce Mr. Poynter's ownership to 4.01%.

(3) The Company is obligated to redeem 16,559 of these shares for a nominal amount, which would reduce Ms. Biggs's ownership to 0.23%.

(4) Excludes incentive conditional option to purchase 333,000 shares of restricted Common Stock for $1665.00 which is not exercisable within 60 days. The Company is obligated to redeem 135,486 of these shares for a nominal amount, which would reduce Mr. Aleckner's ownership to 1.89%.

      The beneficial owners of securities listed above have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

      In addition to the shareholders listed above, Connect Computer Group, Inc., the firm which has been largely responsible for development of the Company's kiosk and computer systems ("Connect Computer"), has performed its development work on the basis of an oral understanding or "gentleman's agreement" with the Company's president that if the Company is successful in marketing the product Connect Computer will be issued a significant equity position in the Company, the amount of which is yet to be determined.


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ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person, and the date such person became a director or executive officer of the Company.

                                                                  Date became
                                                                  director or
Name                    Age   Positions                        executive officer
----                    ---   ---------                        -----------------
L. Kelly Jones          46    President, Chief Executive
                              Officer and Chairman of the
                              Board of Directors                March 26, 1997
W. James Poynter        44    Vice-President and Director       March 26, 1997
Kimberly Biggs          33    Secretary and Treasurer           March 26, 1997
John F. Aleckner, Jr.   54    Director                          March 26, 1997

      The members of the Company's board of directors are elected annually and hold office until their successors are elected and qualified. The Company's officers are chosen by and serve at the pleasure of its board of directors. Each of the officers and directors has positions of responsibility with businesses other than the Company and will devote only such time as they believe necessary on the business of the Company.

      There are no family relationships between any of the directors and executive officers. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

      L. Kelly Jones has since 1980 been a member of the law firm Jones & Cannon, a firm which he founded and which provides legal services to the Company. Mr. Jones is certified in the area of commercial real estate law by the Texas Board of Legal Specialization and is the author of an article "Texas Mechanics' and Materialmen's Lien Laws: A Guide Through the Maze," which appeared in the Texas Bar Journal in March of 1985. Mr. Jones' areas of practice include corporate, construction, real estate, municipal law, and commercial litigation. Mr. Jones served from 1985 through 1989 on the Arlington City Council, and on the Stephen F. Austin State University Board of Regents from 1987 through 1993, where he was chairman from 1991 through 1993. He holds a J.D. from the University of Texas and a B.A. in Political Science from Stephen F. Austin State University

      W. James Poynter has been engaged in the real estate brokerage and construction business since 1979. He is the president of Tenant Realty Advisors, Inc., a subsidiary of the Poynter Scifres Company group. Tenant Realty Advisors, Inc. is a national tenant representation firm, representing office tenants in securing new office locations throughout the United States. He holds a B.A. from the University of Pennsylvania's Wharton School of Business

      Kimberly Biggs has for the last 10 years been legal administrator of the Arlington law firm of Jones & Cannon (which provides legal services for the Company) as legal administrator, a position which she holds to this date.

      John F. Aleckner, Jr. is a private investor. From 1983 to 1989 Mr. Aleckner was vice-president and a shareholder of Research Polymers International Corporation, a compounder of specialty plastic materials which was acquired by another Company in 1987. From 1984 to 1998, he


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

was vice-president of marketing and sales and a principal shareholder in UVTEC, Inc., a marketer of specialty plastic compounds which was, prior to the sale of Research Polymers, affiliated through common stock ownership with Research Polymers, and which acted as a broker in connection with purchases by Research Polymers and other companies. From 1971 to 1983 he was employed by Ciba-Geigy Corporation in various sales capacities. He holds a B.S. in chemistry from Case Institute of Technology

      SIGNIFICANT EMPLOYEES

      In addition to the officers and directors identified above, the following employees play a significant role in the Company's operations.

      Rey Cardino, age 39, serves as Director of Sales for the Company. Mr. Cardino was employed by the Hubcap Brewery & Kitchen from prior to its opening until the operation was closed in early 1999, at which time he was the general manager of its restaurant. Prior to that time he was employed by TGI Friday.

      Jose Olivares, age 32, serves as Director of Technical Support for the Company. Prior to taking the position he was the principal brewer of the Company's microbrewery operations.

ITEM 6 EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. No bonuses or stock options were granted and no additional compensation was paid or deferred.

                                                                                                Securities
                                                                     Other                      Underlying
                                                                     Annual     Restricted       Options/
Name and Principal Position              Year    Salary   Bonus   Compensation  Stock Awards       SARs
---------------------------              ----    ------   -----   ------------  ------------       ----
L. Kelly Jones, President, Chief         1998      --       --         --            --         833,000 (1)
Executive Officer and Chairman of the
Board of Directors
                                         1997      --       --         --            --              --
                                         1996      --       --         --            --              --
W. James Poynter, Vice-President and     1998      --       --         --            --         333,000 (2)
Director
                                         1997      --       --         --            --              --
                                         1996      --       --         --            --              --
John F. Aleckner, Jr., Director          1998                                                   333,000 (2)
                                         1997                                                        --
                                         1996                                                        --

Kimberly Biggs, Secretary and Treasurer            --       --         --            --              --
                                                   --       --         --            --              --
                                                   --       --         --            --              --

(1)   These options, incentive in nature, provide that Mr. Jones may purchase
      (i) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $1.50 per share, (ii) 361,000 shares at par value subject to the condition precedent that the Company's shares are trading at $3.00 per share, (iii) 111,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $4.50 per share, and (iv) the balance of 250,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $5.00 per share. These incentive stock options were granted to Mr. Jones by the Company's board of directors (Mr. Jones abstaining) on December 12, 1997 and on December 14, 1998.

(2) Messrs. Poynter and Aleckner each holds an option for 333,000 shares of the Company's Common Stock. These options, incentive in nature, provide that Messrs. Poynter and Aleckner may purchase (i) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $1.50 per share, (ii) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $3.00 per share, and (iii) the balance of 111,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $4.50 per share. These incentive stock options were granted to Messrs. Poynter and Aleckner by the Company's board of directors (Each of Messrs. Poynter and Aleckner abstaining on the grant of his stock option) on December 14, 1998.

COMPENSATION OF DIRECTORS

      No Director receives or has received any compensation from the Company for service as a member of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Mr. Jones, the president of the Company, is also president of Jones & Cannon, a Texas professional corporation, which has provided legal services to the Company and which may continue to provide legal services to the Company in the future. During the fiscal year ended December 31, 1998 the Company incurred legal fees of $66,331 to that firm. The Company currently owes Jones & Cannon an amount in excess of $83,550 for legal services rendered. Jones & Cannon has also been providing the limited amount of office space required by the Company and certain clerical and other services required for the Company's operations without charge under an oral agreement with Mr. Jones.

      In December, 1997, the Company agreed to redeem at par value an aggregate of 1,505,399 shares of the Common Stock held by the ten former shareholders of First Brewery of Dallas, Inc., a company the Company had acquired in April, 1997. The aggregate redemption price was to have been $7,527.02. That redemption was to have occurred no later than March 31, 1998. However, the Company did not have sufficient funds to honor this commitment and is currently in default under the agreement. Messrs. Jones, Poynter, and Aleckner and Ms. Biggs are among those whose shares were to have been redeemed.

      During the period from July, 1997 through May, 1998 Mr. Jones, the president of the Company, lent the Company an aggregate of $90,000 for use as operating capital. Of this amount, $65,000 was subsequently forgiven, leaving a balance of $25,000. This indebtedness is evidenced by an unsecured demand promissory note at an annual interest rate of 12% per annum.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

      The Company's Certificate of Incorporation authorizes the issuance of 50 million shares of Common Stock, of a par value of $.005 per share, of which 11,216,053 shares were issued and outstanding as of September 30, 1999. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

      Transfer Agent. Continental Stock Transfer, Inc. of New York is the Company's transfer agent.

CONVERTIBLE PROMISSORY NOTES/PROMISSORY NOTES

      The Company has outstanding $100,000 in principal amount of its Convertible Promissory Notes. These notes bear interest at the rate of 12 percent per annum, call for monthly payments of interest, and matured May 10, 1998 (the "Convertible Promissory Notes"). The holder of each Convertible Promissory Note has a non-assignable option to purchase 7,500 shares of Common Stock at par value. Alternatively, each holder has the right to convert his Convertible Promissory Note at the rate of 1.25 shares of Common Stock for each $1.00 in principal amount of notes.

      The Company has outstanding $25,000 in principal amount of a promissory note due to L. Kelly Jones upon demand. This note bears interest at the rate of 12 percent per annum.

      The Company has outstanding $235,500 in principal amount of promissory notes payable to other shareholders, all of which are in default. These notes provide for an initial issuance of shares of common stock in lieu of interest, all of which (913,000 shares) have been issued. Accordingly, no additional interest is accruing on these notes. However, $103,500 in principal amount of such promissory notes provide for a per diem issuance of common stock as a penalty for late payment. To date, the per diem issuance would be in excess of 2,000,000 shares of the Company's Common Stock. The Company believes that the penalty provisions are unenforceable as illegal usury under applicable Texas law, and has obtained a written legal opinion to that effect from a third-party law firm. The

Company believes that upon full payment of these promissory notes along with non-usurious monetary interest, this matter of additional shares for late payment by the Company will be amicably resolved between the Company and the holder of these promissory notes. However no assurance can be given in that regard.

PART II

ITEM I - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATTON

      The Company's Common Stock is quoted under the symbol "GAMZ" on the OTC Electronic Bulletin Board. The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the OTC Electronic Bulletin Board. Quotations are on an as-adjusted basis to reflect a 1 for 5 reverse split effected in 1997 and reflect inter dealer prices, without retail markup, mark down or commission and may not represent actual transactions.

                                                      BID PRICES
YEAR         PERIOD                               HIGH          LOW
1997         First Quarter                           $-            $-
             Second Quarter                        0.50          0.50
             Third Quarter                         0.25          0.25
             Fourth Quarter                        1.25          0.25
1998         First Quarter                         1.25          0.25
             Second Quarter                        2.25          0.25
             Third Quarter                         0.50          0.25
             Fourth Quarter                       0.875         0.375
1999         First Quarter                       0.6875       0.09375
             Second Quarter                      1.0313          0.26
             Third Quarter                       1.2188          0.09

      The Company's common stock was not quoted on the OTC Bulletin Board during the first quarter of 1997. As of December 3, 1999 the reported bid price for the Company's common stock was $0.53 per share.

SHAREHOLDERS

      As of December 3, 1999, the Company had 11,216,053 shares of Common Stock outstanding held by 103 shareholders of record.

DIVIDENDS

      The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS

      The Company's First Brewery of Dallas, Inc. subsidiary is a defendant in a proceeding commenced June 14, 1999 in the County Court at Law Number Two, Tarrant County, Texas by Ben Strong individually and d/b/a Benco & Associates. This litigation arose out of the construction of a brewpub which First Brewery acquired from its predecessor in interest, and alleges that the transaction in which First Brewery of Dallas, Inc. acquired the assets of the predecessor in interest constituted a fraudulent conveyance. The amount sought is approximately $58,000. The Company believes that this claim is without merit, and anticipates that it will be eliminated in any event through the filing of a bankruptcy proceeding by First Brewery of Dallas, Inc.

      The Company's First Brewery of Dallas, Inc. subsidiary is a defendant in a proceeding commenced June 30, 1999 in the County Court at Law Number Three, Dallas County, Texas by Alliant Foodservice, Inc. seeking to recover approximately $19,000 allegedly owed for foodstuffs furnished to the subsidiary. The Company anticipates that this claim will be eliminated through the filing on a bankruptcy proceeding by First Brewery of Dallas, Inc.

      In January, 1999, the Company commenced an action against Robert Elton Bragg, III, the Company's former president, seeking, among other things, (i) a declaratory judgment that the March, 1997 agreement pursuant to which the Company acquired its brewpub/microbrewery operations, is a valid and binding agreement, (ii) an injunction prohibiting Bragg from selling his shares in the Company, and (iii) damages for misappropriation of the Company's funds.

      In November, 1999, the Company commenced an action against Kelly Hart and Mitch Geller d/b/a Nu-Design. This suit alleges breach of a contract to provide software for the Company's 'Net GameLink(TM) system and conversion for wrongfully withholding assets of the Company, and seeks damages of an as yet unspecified amount.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WTTH ACCOUNTANTS

      Inapplicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

      Upon its organization in January, 1996, the Company issued 2,100,000 of its Common Stock to its promoters and a limited number of third party investors at a purchase price of $0.02 per share. This sale was made in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended (the "Act").

      In May of 1996, the Company sold 400,000 units at a price of $0.125 per unit. Each unit consisted of one share of Common Stock and two warrants, each warrant authorizing the holder to buy one share of the Company's Common Stock at the purchase price of $0.50. This sale was made in reliance upon the exemption contained in Rule 504 of Regulation D under the Act.

      In March of 1997, the Company sold 633,000 shares of the Company's Common Stock at a price of $.50 per share upon exercise of the warrants referred to in the preceding paragraph. This sale was made in reliance on the exemption contained in Rule 504 of Regulation D under the Act .

      In March of 1997, the Company issued 3,860,000 shares of its Common Stock to 10 shareholders of First Brewery of Dallas, Inc., then operating the Hubcap Brewery & Kitchen of Dallas, Texas, in exchange for all of the outstanding shares of that corporation. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In conjunction with the stock-for-stock swap discussed in the preceding paragraph, the Company redeemed 193,000 shares of its Common Stock from Adams Bragg & Company, Inc.

      In September of 1997 the Company issued 490,102 shares of its Common Stock upon exercise of the warrants originally issued in 1996. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In December of 1997, the Company issued 425,000 shares of its Common Stock to Adams Bragg & Company, Inc., in exchange for its proprietary rights in the 'Net GameLink(TM) system. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In March of 1998, the Company issued 120,000 shares of its Common Stock to certain of its existing shareholders as additional consideration for a loan in the aggregate amount of $50,000. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      Between December, 1997 and February, 1998, the Company issued $100,000 in principal amount of its convertible subordinated notes to certain of its existing shareholders and one additional sophisticated investor. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In May, 1998, the Company issued 300,000 shares of its Common Stock to Net Gameport, Inc., an accredited investor, in payment for financial and public relations consulting services. These shares were issued in reliance upon the private offering exemptions contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

      In June, 1998, the Company issued 300,000 shares of its Common Stock to Capital & Media Partners, Inc. in payment for financial and public relations consulting services. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

      In September, 1998, the Company issued 493,000 shares of its Common Stock to existing shareholders who held certain of its promissory notes, in lieu of interest otherwise payable on such notes. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In December, 1998, the Company issued 800,000 shares of its Common Stock to an individual accredited investor in payment for shareholder relations and strategic planning services. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

      In January, 1999, the Company issued 300,000 shares of its Common Stock to existing shareholders in lieu of interest otherwise payable on notes held by such shareholders. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In April, 1999, the Company issued in aggregate of 1,000,000 shares of its Common Stock to two investors for an aggregate of $60,000, and an additional 100,000 shares to the law firm handling the transaction and a financial services firm in payment for their services in connection with the transaction. The shares were issued in reliance upon the limited offering exemption of Rule 504 under the Act.

      In July, 1999, the Company issued 119,048 shares of its Common Stock for an aggregate of $50,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

      In October, 1999, the Company issued 250,000 shares of its Common Stock to an accredited investor for $25,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The bylaws generally provide that the Company will indemnify its directors and officers to the fullest extent authorized or permitted under Chapter 78 of Nevada Revised Statutes and that the Company will advance expenses at the request of a director or officer. In addition, the articles of incorporation generally limit the personal liability the personal liability of directors for monetary damages for breaches of fiduciary duty, as well as indemnifying its directors to the fullest extent authorized or permitted by Nevada law.

PART F/S

FINANCIAL STATEMENTS

                                  GAMECOM, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
  As of and for the Years ended December 31, 1998 and 1997 and the Nine Months ended September 30, 1999 and 1998 (Unaudited)
                                  GAMECOM, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
Consolidated Financial Statements of GameCom, Inc. and subsidiary:
    Consolidated statement of Financial Condition as of December 31,
        1998 and December 31, 1997, and September 30, 1999 (Unaudited).........1
    Consolidated Statements of Operations for the years ended December 31,
        1998 and 1997 and nine months ended September 30, 1999 and 1998
        (unaudited)............................................................2
    Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1998 and 1997 and the nine months ended September
        30, 1999 (Unaudited)...................................................3
    Consolidated Statements of Cash Flows for the years ended December 31,
        1998 and 1997 and nine months ended September 30, 1999 and 1998
        (Unaudited)............................................................4
    Notes to Consolidated Financial Statements.................................5

                          INDEPENDENT AUDITORS REPORTS
                                Thomas O. Bailey
                               and Associates, PC
                          Certified Public Accountants

                    Report of Independent Public Accountants

To the Shareholders of The Schooner Brewery Incorporated

We have audited the accompanying balance sheet of The Schooner Brewery Incorporated as of December 31, 1998 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Schooner Brewery Incorporated as of December 31, 1998 and the results of their operations and their cash flows in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 1998 the Company incurred a net loss of $681,018. Future working capital requirements are dependent on the Company's ability to restore and maintain profitable operations, to restructure its financing arrangements, and to continue its present short-term financing, or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Thomas O. Bailey and Associates, P.C.
June 17, 1999

                                Thomas O. Bailey
                               and Associates, PC
                          Certified Public Accountants

                    Report of Independent Public Accountants

To the Shareholders of The Schooner Brewery Incorporated

We have audited the accompanying balance sheet of The Schooner Brewery Incorporated as of December 31, 1997 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Schooner Brewery Incorporated as of December 31, 1997 and the results of their operations and their cash flows in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 1998 the Company incurred a net loss of $576,520. Future working capital requirements are dependent on the Company's ability to restore and maintain profitable operations, to restructure its financing arrangements, and to continue its present short-term financing, or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Thomas O. Bailey and Associates, P.C.
Certified Public Accountants

Dallas, Texas
September 11, 1998

                                  GAMECOM, INC
                  (FORMERLY THE SCHOONER BREWERY INCORPORATED)
                           Consolidated Balance Sheet

                                                    December 31,    September 30 (Unaudited)
                                                        1999           1999           1998
                                                        ----           ----           ----
                       ASSETS
Current assets
 Cash                                               $     5,666    $     4,529    $    16,427
 Accounts receivable                                   1,547.00            180          6,999
 Inventories                                                 --             --             --
                                                    -----------    -----------    -----------
   Total current assets                                   7,213          4,709         23,426

Property and equipment
 Machinery and equipment                                 473324             --        282,479
 Furniture and fixtures and other                            --         81,150        156,676
 Leasehold improvements                                      --             --        166,713
                                                    -----------    -----------    -----------
                                                        473,324         81,150        605,868
 Accumulated depreciation                              (348,526)        (2,576)      (467,215)
                                                    -----------    -----------    -----------
   Net property and equipment                           124,798         78,574        138,653

Other assets
 Organization cost                                        38490         28,867         41,697
 Other                                                    12033          8,989         12,033
                                                    -----------    -----------    -----------
   Total other assets                                    50,523         37,856         53,730
                                                    -----------    -----------    -----------
   Total assets                                     $   182,534    $   121,139    $   215,809
                                                    ===========    ===========    ===========

       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Trade payables                                     $   385,669    $   524,111    $   374,632
 Accrued interest                                        24,439         24,169         18,177
 Other accrued payables                                   2,675             --             --
 Short-term notes payable                               550,360        430,770        482,209
                                                    -----------    -----------    -----------
    Total current liabilities                           963,143        979,050        875,018

Shareholders' equity
 Capital stock 30,000,000 shares authorized
  par value $.005; 8,828,005 and 7,715,102 issued
  and outstanding respectively                           44,140         50,110         39,566
 Paid-in capital                                        473,744        583,774        459,319
 Retained earnings                                   (1,298,493)    (1,491,795)    (1,158,094)
                                                    -----------    -----------    -----------
   Total shareholders' equity                          (780,609)      (857,911)      (659,209)
                                                    -----------    -----------    -----------
   Total liabilities and shareholder equity         $   182,534    $   121,139    $   215,809
                                                    ===========    ===========    ===========

     The accompanying notes are an integral part of this financial statement

                                  GAMECOM, INC
                  (FORMERLY THE SCHOONER BREWERY INCORPORATED)
                      Consolidated Statement of Operations

                                                                          Nine Months Ended
                                           Year Ended December 31        Sept. 30 (unaudited)
                                           ----------------------        --------------------
                                            1997           1998           1999           1998
                                            ----           ----           ----           ----
Revenues
 Restaurant sales                       $   361,074    $   469,357    $     5,431    $   357,675
 Other                                        9,500         (7,500)            --             --
                                        -----------    -----------    -----------    -----------
   Total revenues                           370,574        461,857          5,431        357,675

Cost of sales
 Food, beer, wine and  merchandise          126,505        182,334         (2,893)       125,561
 Salaries and labor                         161,574        268,826         27,365        194,440
                                        -----------    -----------    -----------    -----------
  Total cost of sales                       288,079        451,160         24,472        320,001
                                        -----------    -----------    -----------    -----------
  Gross profit                               82,495         10,697        (19,041)        37,674

General and administrative expense
 Administrative cost                        604,579        456,192        224,381        368,757
 Interest                                    12,776         39,026          8,770         30,103
 Depreciation and amortization               41,660         63,952          9,622         46,888
 Provision for loss from discontinued
  operations                                     --        132,545             --        132,545
 Gain on sale of equipment                       --             --        (67,849)            --
                                        -----------    -----------    -----------    -----------
                                            659,015        691,715        174,924        578,293
                                        -----------    -----------    -----------    -----------
Net loss                                $  (576,520)   $  (681,018)   $  (193,965)   $  (540,619)
                                        ===========    ===========    ===========    ===========

Average outstanding shares                5,923,784      8,271,553      9,715,006      7,814,202

Net loss per share                      $     (0.10)   $     (0.08)   $     (0.02)   $     (0.07)
                                        ===========    ===========    ===========    ===========

     The accompanying notes are an integral part of this financial statement

                                  GAMECOM, INC
                  (FORMERLY THE SCHOONER BREWERY INCORPORATED)
                      Consolidated Statement of Cash Flows

                                                                                 Nine Months Ended
                                                    Year Ended December 31      Sept. 30 (unaudited)
                                                    ----------------------      --------------------
                                                       1997         1998         1999         1998
                                                       ----         ----         ----         ----
Cash flows from operating activities
 Net loss                                           $(576,520)   $(681,018)   $(193,302)   $(540,621)
 Adjustments to reconcile net loss to net
   cash provided by operating activities
     Depreciation and amortization                     28,830      183,667        2,576      169,811
     (Increase) decrease in:
        Accounts receivable-trade                       2,908          483        1,367       (4,969)
        Other assets                                   (7,314)      20,146       12,667       16,939
     Increase (decrease) in:                           (2,710)          --           --           --
        Accounts payable and accrued expense          205,198      122,601      135,497      102,631
                                                    ---------    ---------    ---------    ---------
    Net cash provided by operating activities        (349,608)    (354,121)     (41,195)    (256,209)

Cash flows from investing activities
     Sale of capital assets                                --           --       43,648           --
     Capital expenditures                             (15,193)      (2,081)                   (2,078)
                                                                 ---------                 ---------
   Net cash used by investing activities              (15,193)      (2,081)      43,648       (2,078)

Cash flow from financing  activities
    Short-term notes payable                           76,962      311,452     (119,590)     243,302
    Increase in capital stock and paid-in capital     308,350       19,001      116,000           --
                                                    ---------    ---------    ---------    ---------
   Net cash provided by financing activities          385,312      330,453       (3,590)     243,302

Net increase in cash and cash equivalents              20,511      (25,749)      (1,137)     (14,985)
Cash and cash equivalents beginning of period          10,904       31,415        5,666       31,415
                                                    ---------    ---------    ---------    ---------
Cash and cash equivalents end of period             $  31,415    $   5,666    $   4,529    $  16,430
                                                    =========    =========    =========    =========

Interest paid during the year                       $   7,932    $  19,701    $   8,770    $  11,926
                                                    =========    =========    =========    =========
Income taxes paid during the year                   $      --    $      --    $      --    $      --
                                                    =========    =========    =========    =========

     The accompanying notes are an integral part of this financial statement

                                  GAMECOM, INC.
                 Consolidated Statement of Stockholders' Equity
              For the Nine Months Ended September 30, 1999 and 1998
                                   (Unaudited)

                                                         Shares of                   Additional                      Total
                                                          Common        Common        Paid-in      Accumulated   Stockholders'
                                                           Stock         Stock        Capital        Deficit         Equity
                                                           -----         -----        -------        -------         ------
Balance December 31, 1997                                 7,715,102   $    38,576   $   460,309    $  (617,473)   $  (118,588)

Stock issued in connection with loans                       198,200         1,265        (1,265)                           --

Net loss for the nine months ended September 30, 1998            --            --            --       (540,620)      (540,620)
                                                        -----------   -----------   -----------    -----------    -----------
Balance September 30, 1998                                7,913,302   $    39,841   $   459,044    $(1,158,093)   $  (659,208)
                                                        ===========   ===========   ===========    ===========    ===========

Balance December 31, 1998                                 8,828,006   $    44,140   $   473,744    $(1,298,493)   $  (780,609)
*

Stock issued in connection with loan                         25,000   $       125   $      (125)   $        --    $        --

Stock issued in consideration of serivces                    50,000   $       250   $     5,750    $        --    $     6,000

Sale of stock                                             1,119,000   $     5,595   $   104,405    $        --    $   110,000

Net loss for the nine months ended September 30, 1999            --   $        --   $        --    $  (193,302)   $  (193,302)
                                                        -----------   -----------   -----------    -----------    -----------
                                                         10,022,006   $    50,110   $   583,774    $(1,491,795)   $  (857,911)
                                                        ===========   ===========   ===========    ===========    ===========

     The accompanying notes are an integral part of this financial statement

                THE SCHOONER BREWERY INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Schooner Brewery Incorporated operates a restaurant and brewpub through it's wholly owned subsidiary, First Brewery of Dallas, Inc.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of the parent company, The Schooner Brewery Incorporated ("Company") and its subsidiary after elimination of significant intercompany accounts and transactions.

Concentration of Credit Risk

The Company maintains deposits within federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Fair Value of Financial Instruments

The fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Inventories

Inventories are stated at the lower of cost or market.

Cash Flow Presentation

For purposes of the Statement of Cash Flows, cash equivalents include time deposits, certificates of deposits and all liquid debt instruments with original maturates of three months or less.

Earnings Per Share

Primary earnings per share amounts are computed based upon the weighted average number of shares actually outstanding. The number of shares used in the computation were 5,923,784.

Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Gains and losses on disposition of property and equipment are reflected in income. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Revenue Recognition and Accounts Receivable

Sales are made for cash or they are charged to credit cards. The credit card sales are recorded as accounts receivable and collected within the following two-week period. Revenues are recognized at the point sales are made.

Intangibles

Intangibles consist of cost incurred in the organization of the Company and are amortized over five years.

NOTE 2 GOING CONCERN

As shown in the accompanying financial statements the Company has incurred losses from operations and has a deficit working capital. The Company's current net operating revenues are not sufficient to provide adequate cash flow required to pay all of the Company's administrative expenses. For this reason the Company must rely on short-term borrowing and equity financing.

NOTE 3 ACQUISITION OF SUBSIDIARY

In March 1997 the Company acquired all of the outstanding stock of First Brewery of Dallas, Inc. ("First") was acquired by exchanging 19,300,000 shares of the Company's common capital stock for all of the outstanding capital stock of First whereby First became the wholly owned subsidiary of the Company. This transaction was accounted for as a "Pooling of Interest." Prior to the pooling the Company had recorded a net loss for the current year of approximately $175,000. Prior to the acquisition by the Company, First had acquired the interest of all of the partners in First Brewery of Dallas, Ltd., a limited partnership by issuing its capital stock in exchange for all of the partners interest in the partnership. The partnership had operated a restaurant and brewpub in the West End district of Dallas, Texas since June 1994. On July 1, 1997, First acquired all of the assets of the partnership in exchange for 49,500 shares of common stock of First.

NOTE 4 NOTES PAYABLE

Notes payable at December 31, 1997 consists of the following:

Note payable to bank due March 1, 1998 with interest at 9.5%           $ 80,368
Note payable to bank due March 19, 1998 with interest at 10%             70,000
Note payable to stockholder due on demand with interest at 8%            15,000
Note payable to stockholder due on demand with interest at 8%             3,541
Notes payable to stockholders due June 1, 1998 with interest at 12%      70,000
                                                                       --------
Total short-term notes                                                 $238,909
                                                                       ========

NOTE 5 INCOME TAXES

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for accounting for income taxes. Deferred income taxes arise from temporary differences between financial and tax basis of certain assets and liabilities. A valuation allowance will be established if it is more likely than not that some portion of the deferred tax asset will be realized. The Company's net operating loss carryforward is $617,000.

NOTE 6 LEASES

The Company leases its restaurant space under a lease agreement, which expires October 1, 1999. During the six months ended December 31, 1997 the Company paid $66,146.84 under the lease agreement.

NOTE 7 RELATED PARTY TRANSACTIONS

Notes payable includes $88,541 due to stockholders. On December 12, 1997, by unanimous consent, the Board of Directors approved borrowing up to $100,000 from certain stockholders. The promissory notes provide that the notes be secured by the 'Net GameLink(TM) system to be installed at the Company's restaurant. The holders of said notes shall, for each $10,000 of notes, in addition to the payment of principal and interest, be entitled to 7,500 shares of the Company's common stock at par value at maturity. Prior to maturity, the holders of the promissory notes shall have the right to convert their notes to equity in the amount of 12,500 shares of the Company's restricted common stock.

NOTE 8 STOCK OPTIONS

On December 12, 1997, by unanimous consent of the Board of Directors, restricted options to purchase 50,000 shares of the Company's common stock were issued to certain key personnel of the Company at an exercise price of $.01 per share. The shares are non-transferable and may be redeemed at $.01 per share by the Company in the event the holder shall cease for any reason to be employed by the Company.

On December 12, 1997, by unanimous consent of the Board of Directors, options to purchase 750,000 shares of the Company's common stock were granted to an officer of the Company. The option provides that 250,000 shares may be purchased at par value without any condition precedent; the next 250,000 shares may be purchased by the holder at par value provided the Company's stock is currently trading at $3 per share; and the balance of the 250,000 shares may be purchased by the holder at par value, provided the Company's stock is currently trading at $5 per share.

NOTE 9 LEGAL PROCEEDINGS

On February 27, 1998 a judgment was rendered against First Brewery of Dallas I, Ltd. the partnership all of which interest was acquired by First Brewery of Dallas, Inc. The Company intends to liquidate the judgment, as funds are available. The Company is not aware of other pending or threatened lawsuits.

NOTE 10 REVERSE STOCK SPLIT

In a Special Meeting of the Board of Directors on June 30, 1997 and pursuant to the action of taken by the shareholders owning a majority of the issued and outstanding shares of the Company's common stock the Company gave effect to a reverse stock split of one share for five shares of the Company's common stock. Before the stock split the Company had 34,965,000 shares of stock outstanding; immediately after the stock split the Company had outstanding 6,993,000 shares of common stock.

PART III

ITEM I - INDEX TO EXHIBITS

EXHIBIT  DESCRIPTION
 NO
(3.1)    Articles of Incorporation of The Schooner Brewery Incorporated
(3.2) Certificate of Amendment of Articles of Incorporation of The Schooner Brewery Incorporated dated February 14, 1997
(3.3) Certificate of Amendment of Articles of Incorporation of The Schooner Brewery Incorporated filed February 10, 1999
(3.4)    Bylaws
(4.1)    Form of Subordinated Notes
(4.2)    Form of Convertible Subordinated Notes
(4.3) Form of Convertible Subordinated Notes providing for penalty payable in shares
(21)     List of Subsidiaries
(27)     Financial Data Schedule

ITEM 2 - DESCRIPTION OF EXHIBITS

         Not applicable

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     GAMECOM, INC.


                               By:   /s/ L. Kelly Jones
                                     -------------------------------------------
                                     L. Kelly Jones
                                     Chief Executive Officer and Chief Financial
                                     Officer


Date: